GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

August 25, 2005

VIA FAX AND EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
Form 10-KSB for Year Ended April 30, 2004

Dear Mr. Forgione:

The will acknowledge receipt of your letter of comment dated August 18, 2005 with regard to the above referenced filing. Our response is as follows:

The customer issues a purchase order to the Company for building(s) and any other services they have selected. The bill and hold agreements stipulate that when the building is complete and accepted by the customer, all our obligations, except for delivery and installation, under the purchase order has been completed and the purchase price is due and payable per the terms of the purchase order. Services rendered in connection with delivering the unit to the customer, such as transportation, off-loading the unit and installation are shown as separate line items in the Company’s quote issued and accepted by the Customer. The Customer has the option to hire our Company, other contractors or use their in-house staff for the transportation and installation. Freight and installations services are recognized as revenue when the service is rendered.

The purchase price of the modular unit is payable by the Customer upon their irrevocable acceptance of the structure, there is no modification to the terms of the purchase order, such that, the purchase price is not payable until the delivery to the Customer’s location.

Revenues recognized under bill and hold arrangements at April 30, 2003: $ -
Revenues recognized under bill and hold arrangements at April 30, 2004: $ -
Revenues recognized under bill and hold arrangements at April 30, 2005: $ 427,180

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC

/s/ Phillip O Hamilton
Phillip O Hamilton
Chairman & CEO